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Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Kristina Aberg
RE:	Gyrodyne, LLC - Registration Statement on Form S-4 (File No. 333-191820)

Dear Ms. Aberg:

We are writing on behalf of our client, Gyrodyne, LLC, a New York limited liability company (the "Gyrodyne, LLC"), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated November 18, 2013 (the "Comment Letter"), relating to the above Registration Statement on Form S-4 (the "Registration Statement"). Set forth below are the Gyrodyne LLC's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by the corresponding response of Gyrodyne, LLC.

The changes made to the Registration Statement in response to the Staff's comments will be set forth in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which Gyrodyne, LLC intends to file with the Commission on May 8, 2014. Amendment No. 1 also will contain significant updates and changes from the Registration Statement filed with the Commission on October 21, 2013, as described in the following paragraph. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Registration Statement. Page references set forth in a response to a comment are to the corresponding page in Amendment No. 1.

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

As disclosed in Form 8-K filings dated December 20, 2013, December 27, 2013 (the "December 27 8-K") and January 10, 2014, Gyrodyne Company of America, Inc. ("Gyrodyne") has made two significant dividends (the "First Special Dividend" and the "Second Special Dividend") since receipt of the Comment Letter. Such dividends, which did not require shareholder approval, but were done to facilitate the achievement of the benefits provided by the PLR during the 2013 tax year, are described extensively in the Proxy Statement (at pages 24-33). The Proxy Statement has been amended to describe the Merger, as amended, which now includes the merger of Gyrodyne Special Distribution, LLC, the entity to which Gyrodyne transferred its real property holdings in December 2013 (subject to mortgages payable to Gyrodyne), into Gyrodyne LLC at the time Gyrodyne merges into Gyrodyne LLC.

We note that Gyrodyne has filed its Form 10-K for the fiscal year ended December 31, 2013, which also reflects the events described above. Prior to doing so, Gyrodyne had extensive discussions with the Office of the Chief Accountant, and made a written submission on February 24, 2014 and a written confirmation on March 21, 2014. We further note that Gyrodyne intends to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and recognizes the need to incorporate and update the financial information contained therein into the Registration Statement, but does not expect that such updated financial information will necessitate any material modifications to the other disclosure such that the Staff's review should be delayed pending that information.

General

1. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

In response to the Staff's comment, all exhibits are being filed with Amendment No. 1.

2. Please include the information required by Item 8 of Form S-4.

In response to the Staff's comment, the information required by Item 8 of Form S-4 has been included in Amendment No. 1.

3. Please include updated financial statements within your amended filing. Reference is made to Rule 3-12 of Regulation S-X.

In response to the Staff's comment, updated financial statements have been included in Amendment No. 1.

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

4. Please revise the first page of the prospectus/proxy statement to comply with Item 501(b) of Regulation S-K. For example, please revise to state the number of common shares of Gyrodyne, LLC limited liability company interests to be issued in connection with the merger and to include a page number cross-reference to the risk factors section.

In response to the Staff's comment, the first page prospectus/proxy statement has been revised to comply with Item 501(b) in Amendment No. 1.

5. Please move the References to Additional Information section to the inside front cover page of the prospectus. Refer to Item 2 of Form S-4.

In response to the Staff's comment, the References to Additional Information section has been moved to the inside front cover page of the prospectus in Amendment No. 1.

6. Please separately present the Plan of Liquidation and Dissolution for a shareholder vote or provide us with an analysis as to why you believe a separate vote on the Plan of Liquidation is not required. Refer to Rule 14a-4(a)(3) of the Securities Exchange Act.

Gyrodyne supplementally advises the Staff that it is not seeking a vote on the "Plan of Liquidation." Effecting a liquidation for tax purposes is a byproduct of the Merger (a merger of a corporation into a LLC is a liquidation for tax purposes), but does not require a separate shareholder vote under either state corporate law or federal tax law. If the Merger is not authorized by its shareholders, Gyrodyne could seek a shareholder vote regarding a plan of dissolution under New York state law to effect the "Plan of Liquidation," but has no current plans to do so. In this proxy, Gyrodyne is seeking a vote on a merger under state law, and not a vote on the liquidation for tax purposes or a dissolution under state law.

Summary Term Sheet, page 1

7. Please provide a summary of the most important risk factors facing you and the principal risks relating to the merger and liquidation.

In response to the Staff's comment, a summary of the most important risk factors and the principal risks relating to the merger and liquidation has been included in Summary Term Sheet in Amendment No. 1.

Record Date; Stock Entitled to Vote; Quorum, page 2

8. Please supplement your current disclosure to state a comparison of the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates, and the vote required for approval of the merger. We note your disclosure of the beneficial ownership of shares by directors, nominees, and executive officers on page 72. Refer to Item 3(h) of Form S-4.

In response to the Staff's comment, supplemental disclosure providing a comparison of the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates, and the vote required for approval of the merger has been included in Amendment No. 1 (see page 2 and page 22).

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

Effect of Authorization of the Plan of Merger, page 4

9. We note your disclosure on page 5 that each share of common stock of both Gyrodyne Company of America and GSD "will be converted into such number of validly issued common shares of Gyrodyne, LLC as shall be determined by the Board of Directors of Gyrodyne . . . ." Please disclose if shareholders of Gyrodyne Company of America will continue to hold the same percentage of shares in Gyrodyne, LLC post-merger. Also revise to include a range, if possible, of the exchange ratio of Gyrodyne, LLC shares for Gyrodyne Company of America and GSD shares.

In response to the Staff's comment, supplemental disclosure providing the exchange ratio and approximate allocation of shares in Gyrodyne, LLC post-merger has been included in Amendment No. 1 (see prospectus cover and page 4). In addition, Gyrodyne supplementally advises the Staff that this information has also been discussed in the previous disclosure made by Gyrodyne under the Securities Exchange Act of 1934, including the December 27 8-K.

10. We note your disclosure that you will announce at least ten days prior to the annual meeting the exchange ratio of Gyrodyne shares into Gyrodyne, LLC shares. Please disclose how this announcement will be made to reach all record holders.

In response to the Staff's comment, supplemental disclosure specifying that the final announcement as to the number of Gyrodyne, LLC Shares into which each share of Gyrodyne Common Stock and each GSD Interest will be converted and each Dividend Note will be redeemed would be announced via press release at least ten days prior to the special meeting, which will filed with the Commission under cover of a Current Report on Form 8-K has been included in Amendment No. 1. As of the date hereof, there are no plans to alter the exchange ratio.

Comparison of Rights of Gyrodyne Shareholders . . ., page 6

11. Please expand upon your current disclosure to provide a summary description of Gyrodyne, LLC shares and the material differences between the rights of Gyrodyne shareholders and Gyrodyne, LLC shareholders. We note your disclosure on pages 61 through 63 discussing the material differences. Refer to Item 4(a)(3)-(4) of Form S-4.

In response to the Staff's comment, the disclosure in Amendment No. 1 has been expanded provide a summary description of Gyrodyne, LLC shares (page 7) and the material differences between the rights of Gyrodyne shareholders and Gyrodyne, LLC shareholders (pages 7-8).

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

Reasons for the Plan of Liquidation and the Plan of Merger, page 7

12. Please revise your disclosure to furnish a summary of the reasons for engaging in the Plan of Merger, as opposed to merely referring the investor to disclosure elsewhere in the prospectus.

In response to the Staff's comment, the disclosure in Amendment No. 1 has been revised to furnish a summary of the reasons for engaging in the Plan of Merger (page 8).

Risk Factors, page 17

13. Please tell us what consideration you gave to including a risk factor discussing the potential dilutive effect of the non-cash portion of the Special Dividend on shareholders that could not participate in the Special Dividend.

We note that the Special Dividends have been declared and paid. As such, the shareholders who will be voting on the Plan of Merger do not face any potential dilution from such dividends. They do face consequences if the Merger is not approved, which are discussed in appropriate risk factors.

Background: Strategic Review, PLR, page 26

14. Please expand to disclose why Messrs. Bhatia, Levine, Macklin, and Salour were selected to serve on the Strategic Alternatives Committee.

In response to the Staff's comment, the disclosure in Amendment No. 1 has been expanded to identify why the members of the Strategic Alternative Committee were selected (page 25).

15. Please significantly expand your disclosure to discuss the options considered by the Strategic Alternatives Committee, including applying for a private letter ruling from the IRS, prior to its presentation to the board of directors at the August 2, 2013 meeting, and the options discussed at the September 6, 2013 and September 9, 2013 board meetings. You should discuss in greater detail the nature and substance of the meetings, including what conclusions the committee and/or board reached at such meetings. The disclosure should provide shareholders with an understanding of how, when and why the terms of the proposed liquidation and plan of merger evolved during the course of these meetings. For example, please discuss the specific reasons why the Board rejected the indicative bids and reinvesting settlement funds in REIT qualified assets and whether or not it considered potential adverse effects to the proposed plan of merger in its meetings.

In response to the Staff's comment, the disclosure regarding the Strategic Alternative Committee and the identified board meetings has been expanded in Amendment No. 1 (pages 25-27).

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

16. With respect to the August 2, 2013 board meeting, please expand your disclosure to discuss in greater detail the resulting dialogue between the Company and its two largest shareholders, and identify these shareholders.

In response to the Staff's comment, the disclosure in Amendment No. 1 has been expanded to discuss the dialogue between Gyrodyne and such shareholders (page 26).

17. Please discuss the role of your advisers at any of the board or committee meetings, and supplementally provide us with copies of the "board books" and any other materials provided to the board by such advisers and used by the company in connection with the proposed merger and liquidation. We may have further comments after reviewing such materials.

In response to the Staff's comment, the disclosures in Amendment No. 1 have been updated (pages 25-26). We will provide the Staff on a supplemental basis with presentations of Rothschild Inc., dated July 29, 2013, August 30, 2013 and September 6, 2013. We note however, that such materials, while prepared in connection with the Gyrodyne's strategic review process, do not relate to the Merger.

The Tax Liquidation; Adoption of the Plan of Liquidation, page 27

18. We note your disclosure that the Board concluded that it was in the best interests of Gyrodyne and its shareholders to liquidate the company for federal income tax purposes. Please identify the specific federal income tax purposes for both the liquidation and for the merger. For example, please clarify whether completing the merger in 2013 will allow you to avoid paying the built-in gains tax on certain assets. We note your disclosure on page 96.

In response to the Staff's comment, the disclosure in Amendment No. 1 regarding the Board's conclusion has been clarified. In addition, Gyrodyne supplementally advises the Staff that the two special dividends paid on December 30, 2013 and January 31, 2014 triggered all of Gyrodyne's built-in gains in its properties and distributed such gains to the Gyrodyne's shareholders in satisfaction of Gyrodyne's 2012 and 2013 REIT distribution requirements, without incurring a corporate level tax on such gains. Further, the merger, if completed on or before September 12, 2015, will effect the liquidation of Gyrodyne for federal income tax purposes, thereby allowing each shareholder to treat the two special dividends as a return of capital up to such shareholder's basis in its shares, and any excess as capital gains.

19. Please disclose some of the factors the Board considered in determining to pursue the liquidation of the company by means of a merger into Gyrodyne, LLC, as opposed to a merger into a liquidating trust, or a dissolution under New York law.

In response to the Staff's comment, the disclosure in Amendment No. 1 has been expanded to disclose some of the factors the Board considered in determining to pursue the tax liquidation by means of the Merger (pages 71-73).

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

The Special Dividend, page 27

20. Please explain the purpose for the non-cash portion of the Special Dividend. Additionally, please provide more detail on page 28 concerning the factors the Board will consider in determining whether the non-cash portion will be payable in GSD shares or dividend notes. For example, please explain the impact of the valuation of GSD on the Board's decision.

The First Special Dividend has occurred, and the disclosure as to such determination has been added (page 27).

21. We note your disclosure on page 29 that in connection with the Special Dividend, you expect to incur $6.2 million for payments under the Incentive Compensation Plan. Please reconcile with your disclosure, on page 34, that in connection with the Special Dividend, your Board approved a payment of up to $7,321,600 under the Incentive Compensation Plan.

In response to the Staff's comment, the disclosure in Amendment No. 1 regarding payments under the Incentive Compensation Plan has been revised to reflect the actual amounts incurred thereunder (pages 34-35).

Solvency Opinion, page 29

22. Please revise your disclosure to include Valuation Research's qualifications and the method you used in selecting Valuation Research to issue a solvency opinion. Refer to Item 1015(b) of Regulation M-A.

In response to the Staff's comment, the disclosure in Amendment No. 1 regarding the Valuation Research's qualifications and selection has been revised (pages 27-28). We note that the Solvency Opinion related to the Special Dividend (which has been consummated and as to which no vote is being sought) and not the Plan of Merger, as to which VRC did not opine.

23. We note that Valuation Research used various financial forecasts and projections for 2013 through 2016 prepared by Gyrodyne's management, as well as prior appraisals, in conducting the solvency, balance sheet and cash flow analyses. Please include a description of the financial projections and the individual appraisals provided to, and relied on by, Valuation Research.

In response to the Staff's comment, the disclosure in Amendment No. 1 has been expanded to describe the financial projections and individual appraisal provided to, and relied on by, Valuation Research (page 28).

24. We note that Valuation Research in rendering its opinion reviewed information concerning businesses similar to Gyrodyne. Please identify these companies and discuss why these companies were selected for comparison.

In response to the Staff's comment, the disclosure in Amendment No. 1 regarding the similar companies to Gyrodyne reviewed by Valuation Research in rendering its opinion has been revised (page 29).

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

25. Please file the consent of Valuation Research to the use of its report in the prospectus or tell us why the consent is not required. Refer to Question 233.01 of The Securities Act Rules Compliance and Disclosure Interpretations.

In response to the Staff's comment, the consent of Valuation Research to use its report in the prospectus has been filed with Amendment No. 1.

Interests of Our Directors and Executive Officers, page 32

26. We note your risk factor disclosure on page 20 regarding payments to your executive officers for health insurance in connection with the Plan of Merger. Please expand your disclosure to explain such payments.

In response to the Staff's comment, we have deleted the reference to health insurance in the risk factor disclosure in Amendment No. 1 under the caption "Our directors and executive officers may have interests that are different from, or in addition to, those of our shareholders generally" because there are no health insurance payments that are triggered by or otherwise payable as a result of the Plan of Merger (page 19).

Golden Parachute Compensation, page 32

27. Please revise your disclosure to clarify that consummation of the merger will not qualify as a "change in control" as defined in the Incentive Compensation Plan or under the employment agreements with Messrs. Braun and Fitlin. We note your disclosure on page 65.

In response to the Staff's comment, the disclosure in Amendment No. 1 regarding golden parachute compensation has been revised to clarify that consummation of the merger will not qualify as a "change in control" as defined in the Incentive Compensation Plan or under the employment agreements with Messrs. Braun and Fitlin (page 34).

28. Please disclose that, in addition to Peter Pitsiokos, each of your directors are participants in your Incentive Compensation Plan. We note your disclosure on page 81.

In response to the Staff's comment, disclosure has been added in Amendment No. 1 to indicate that, in addition to Peter Pitsiokos, each of the Company's directors is a participant in the Incentive Compensation Plan (page 34).

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

29. Please include the information required by Item 402(t) of Regulation S-K in a tabular format. Refer to Item 18(a)(7) of Form S-4.

Consummation of the Merger will not trigger any payments under any compensation arrangements, including the Incentive Compensation Plan and executive employment agreements. See, "Proposal 1: Authorization of the Plan of Merger — Structure and Completion of the Merger — Gyrodyne Incentive Arrangements, Benefit Plans and Pension Plans" in Amendment No. 1. As a result, there are no golden parachute payments for the shareholders to approve in connection with the Plan of Merger and Gyrodyne is not asking its shareholders to conduct such vote. Accordingly, we do not believe the information required to be provided by Item 402(t) of Regulation S-K in tabular format is applicable to this Registration Statement.

Conditions to Completion of the Merger, page 36

30. Please disclose any third-party consents required to effect the merger. Please discuss the likelihood that any such consents will not be obtained, and consider including a risk factor, if material.

In response to the Staff's comment, the disclosure in Amendment No. 1 regarding third-party consents has been revised to indicate Gyrodyne's belief that there are no required third-party consents (page 61).

Unaudited Pro Forma Consolidated Financial Information, page 37

31. You indicate on page 37 that the unaudited pro forma net assets give effect to the merger, but exclude non-recurring charges and credits directly attributable to the merger. To the extent any of these charges or credits is material, please tell us and revise your footnote disclosures to disclose these amounts and clearly indicate that these amounts were not included in the pro forma financial statements.

The non-recurring charges that were excluded from net assets was the dividend of $68,000,000 and the related ICP payment of $5,044,600 and is reflected in footnote "b" and footnote "f" of the pro forma balance sheet dated December 31, 2013. The dividend of $60 million was the cash portion of the $98.685 million dividend, with the balance being paid out in the form of limited liability interests in GSD. This dividend of the GSD interests effectively separated the ownership of GSD and Gyrodyne. GSD, together with Gyrodyne, is merging into Gyrodyne, LLC, as described in the proxy/prospectus. In addition, the ICP of $5,044,600 became payable with the payment of the dividend and as a result of the dividend, therefore it would be appropriate for the pro forma 2013 balance sheet to exclude both the dividend and the ICP liability.

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

Pro Forma Condensed Consolidated Statement of Changes in Net Assets (Liquidation Basis), page 40

32. For all adjustments from GAAP basis stockholders' equity of Gyrodyne Company of America to arrive at Net Assets in Liquidation as of December 31, 2012 and June 30, 2013, please provide a detail description of how these adjustment values were derived. For example, for changes in fair value or market value, please describe the fair value approach utilized (i.e. market, income, or cost approach). Your discussion should explain the technique used and the significant inputs or assumptions related to the technique. To the extent you utilize third party pricing services in determining fair value, please disclose this fact and any procedures you performed to validate prices obtained.

The footnotes to the pro forma balance sheet adjustments explain each adjustment that affects equity with the exception of the valuation methodology relied upon for determining the estimated fair value of the real estate. Gyrodyne relied upon a combination of self-contained appraisals prepared by a national valuation company that specializes in real estate and managements expertise in real estate. The valuation methodology on our income producing real estate was an income capitalization approach based on current rent rolls, lease expiration dates, renewal rates, and assumed vacancy rates and capitalization rates. The capitalization rates ranged from 7.5 to 9.5 depending on the property and its location. With respect to our excess land and the Flowerfield Industrial Park, we relied upon a market value approach. In addition, Gyrodyne relied upon management's internal valuation based on discounted cashflows which utilized its own values and metrics based upon the aforementioned assumptions.

The historical carrying value of certain assets and liabilities were determined to approximate liquidation value.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 45

33. Within your amended filing, please disclose the methods used to estimate realizable and settlement values related to adjustments (a), (e), (g), (h), and (i). For example, for the estimated liquidation and operating costs net of receipts, please describe the methodology utilized by management and identify any significant assumptions or inputs. Additionally, it appears there were certain assets and liabilities that were not revalued, please provide a note explaining why these assets or liabilities do not require revaluation.

Item a – See discussion of item comment 32 above.

Item e – Pension liability was a GAAP measurement based on the actuarial reports of a going concern. Gyrodyne did not make a funding contribution during 2012 or 2013. The Gyrodyne terminated the pension plan in late 2013 and is awaiting the IRS clearance letter. Based on the results of the actuarial computations including the impact of the increase in the IRS discount rate for 2013, Gyrodyne reduced the liability and or asset to the expected funding requirements to complete the liquidation and satisfy the related Lump sum elections and or the purchase of annuities.

Item g – The estimated final liquidation costs are based on a multi-year financial model incorporating the operating results, property sales net of costs, and liquidation and dissolution costs through December 31, 2016, the estimated date of completing the business liquidation (as opposed to liquidation for tax purposes) and dissolution of Gyrodyne (or its successor).

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

Methodologies on the operating income approach include forecasting income based on lease expiration dates, annual contracted rent escalations, renewal assumptions and the timing on the sale of the properties. In addition, we are assuming that the total proceeds from the sale of the real estate properties does not materially differ from managements conclusions of the value of such property as of the date of this Proxy Statement/Prospectus.

Item h – The ICP payable (Incentive Compensation Payable) of $233,200 is the maximum remaining ICP that could be paid when the properties are sold and the cash is distributed to its shareholders.

Item i – The adjustment to eliminate OCI reflects the recognition of the unrealized gain or loss on marketable securities as well as the unrecognized pension expense. Both marketable securities and the actual pension expense that are expected to be realized prior to business liquidation and dissolution are reflected in the estimated fair value of the related asset or liability, respectively, therefore it would be appropriate to eliminate it from OCI.

34. Please clarify how the obligation related to the remaining $30,685,000 of the Special Dividend declared on September 13, 2013 is reflected on your pro forma financial statements.

The obligations of the non-cash dividend of $30,685,000 was satisfied on December 30, 2013 via the dividend distribution of Gyrodyne Special Distribution, LLC. The fair value of Gyrodyne Special Distribution, LLC was $30,685,000 on December 30, 2013. The book value of Gyrodyne Special Distribution, LLC was $18,632,386, inclusive of the December 31 one day operating results of GSD and was reflected as the non-controlling interest that was eliminated in consolidation.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations Six Months Ended June 30, 2013 and Year Ended December 31, 2012, pages 46 – 47

35. We note you make adjustments to rental expenses related to capital expenditures. Please clarify the nature of these capital expenditures and how this adjustment meets the criteria of being directly attributable, factually supportable, and expected to have a continuing impact. Reference is made to Rule 11-06(b)(6) of Regulation S-X.

We make adjustments to rental expense for capital expenditures as we are already valuing the real estate at estimated fair value and have not provided for any increase in value for capital expenditures that are expected to be required prior to the sale of the assets. As a related item, we have also not reduced the estimated fair value of the assets for depreciation. In summary, the assumptions for no change in estimated value support increasing rental expenses for the write-off of capital expenditures incurred during the applicable periods.

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

36. We note you have reflected an adjustment for the reversal of provision for income taxes. This appears to be a material nonrecurring charge that does not meet the expected to have a continuing impact criteria outlined in Rule 11-0(b)(6) of Regulation S-X. Please clarify and/or revise to disclose this amount as a material nonrecurring charge in your footnote disclosures with clear indication that this adjustment was not reflected within the pro forma financial statements.

The reversal of the provision for income taxes is directly related to the dividend distributions that were declared of $98,685,000. As a result of the dividend distribution at December 30, 2013, and relying on a related Private Letter Ruling, the tax provision reverses as the Private Letter Ruling enabled the company to distribute the gain and avoid a corporate level income tax on the related condemnation gain. The dividend distribution was a part of a larger plan that incorporated the merger presented in this proxy statement/prospectus. As a result we are reversing both the dividend and the tax provision accordingly.

Note 2 – Pro forma adjustments, page 47

37. Please clarify and revise your filing to explain how this table of information relates and reconciles to your pro forma financial statements presented.

In response to the Staff's comment, clarifying language has been added.

Proposal 1: Authorization of the Plan of Merger, page 52

Estimated Distribution to Shareholders (including Estimated Distribution to holders of Gyrodyne, LLC Shares), page 54

38. We refer to the table on page 54 and note that your Estimated Cash at December 31, 2013, Net of the Special Dividend is $10.4 million. Based on the prior two line items, estimated cash at June 30, 2013 would appear to be $20.5 million. Please provide narrative disclosure in a footnote to the table for the difference in cash at June 30, 2013 and December 31, 2013.

The table to which the Staff's comment refers has been removed from the Registration Statement.

39. For each amount identified as "Uses" within the table on page 55, please tell us and revise disclosures to discuss what these amounts represent and clarify how the amounts were determined. To the extent, these amounts are explained in detail elsewhere within your document you can simply reference where this information currently exists.

We refer the Staff to the updated sources and uses schedule which incorporate references to footnotes and the footnotes accordingly (page 60).

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

40. Reference is made to note (1) for the table of estimated cash proceeds and outlays on page 55. We note you computed the proceeds based on application of an asset appraisal and comparable companies approach. Please tell us and revise filing to disclose whether you utilize an independent third party in determining the proceed amounts. If so, please disclose this fact. In addition, it appears your process utilizes multiple valuation techniques, such as the market approach and possibly the income approach or the cost approach. Please revise note to provide a description of each technique, the significant inputs utilized for each technique, and the weight placed on each technique in arriving at your assumed proceeds amount. To the extent each technique was not equally weighted, please discuss how you determined the weight placed on each technique and disclose the range in potential gross proceeds that could have resulted assuming a different weighting of each technique utilized.

We refer the Staff to the response to item 32 which incorporates a discussion of the real estate valuation methodology and that we utilized the services of a national real estate valuation firm.

41. Reference is made to note (2) for the table of estimated cash proceeds and outlays on page 55. Please tell us and revise disclosures to describe the methodology utilized by management to determine the estimated legal, accounting, and other costs and identify any significant assumptions or inputs.

Estimated legal fees were based on estimated legal fees provided by counsel, Estimated accounting fees and other professional fees are based on discussions with our independent accountants on the estimated audit and tax fees, as well as management's internal understanding of the transactions and the assumption that internal management resources will remain with Gyrodyne to complete the merger (which will constitute a liquidation for tax purposes) and business liquidation and dissolution. It is assumed that Gyrodyne will maximize the liquidation proceeds by utilizing its internal resources and the financial models supporting the computation of such liquidation reflect these assumptions accordingly. Any shift to use of outside parties to accomplish this process may materially increase the costs to complete the liquidation and dissolution as well as adversely affect the ability to meet or exceed the net proceeds (sales less selling cost) from the sale of the real estate portfolio.

42. Reference is made to note (3) for the table of estimated cash proceeds and outlays on page 55. We note that potential liability for corporate level tax on capital gains has not been reflected. Please clarify whether a range of potential liability for corporate level tax is known. If so, please revise to disclose. To the extent a range is indeterminable, please revise to state this fact and explain why such a range is not determinable at this time.

As a result of the First Special Dividend, Gyrodyne recognized all of the built-in gains in its properties in 2013, without incurring a corporate level tax on such gains. As a result, Gyrodyne does not anticipate being subject to corporate level tax in the future, and note (3) from the table of estimated cash proceeds and outlays has been deleted.

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

Reasons for the Plan of Merger, page 66

43. Please provide greater specificity regarding the reasons for the merger. These factors should explain why the Board believes the Plan of Merger is the best way to accomplish your plan of liquidation. For example, please explain why you consider your ability to make the Special Dividend a reason for the merger, considering your disclosure on page 3 that payment of the Special Dividend is not conditioned on the approval of the plan of merger. Additionally, please reconcile your disclosure that the Board considered "the substantial accounting, legal and other expenses associated with being a small publicly-traded company," with your disclosure on page 20 that post-merger, you will still incur the expenses associated with being a publicly-traded company.

In response to the Staff's comment, the disclosure in Amendment No. 1 has been expanded to provide greater specificity regarding the reasons for the merger (pages 71-72).

Incentive Compensation Upon a Change-in-Control . . ., page 81

44. We note your disclosure on page 81 that each of your directors are participants in the Incentive Compensation Plan. Please clarify whether Mr. Bhatia is also a participant in the Incentive Compensation Plan.

In response to the Staff's comment, the disclosure in Amendment No. 1 has been expanded to make clear that Naveen Bhatia is a participant in the Incentive Compensation Plan (pages 35 and 80).

Pension Plan, page 82

45. Please provide the disclosure required by Item 402(h) of Regulation S-K or tell us why you believe you are not required to include this disclosure. Refer to Item 18(a)(7) of Form S-4.

In response to the Staff's comment, the disclosure in Amendment No. 1 has been expanded to provide the disclosure required by Item 402(h) of Regulation S-K (page 82).

Annex B: Solvency Opinion of Valuation Research Corporation, page B-II

46. We note the limitation on reliance by shareholders in the third paragraph of the opinion, which states that VRC's opinion has been "prepared for the sole benefit and use of the Company and the Board…." (Emphasis added) Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.

We note that the Solvency Opinion related to the Special Dividend (which has been consummated and as to which no vote is being sought) and not the Plan of Merger, as to which VRC did not opine. However, in response to the Staff's comment, VRC has reissued its opinion permitting the shareholders to rely on the Solvency Opinion. The Solvency Opinion, as revised, has been filed with Amendment No. 1.

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2014

Undertakings, II-2

47. Please revise to include the undertakings required by Item 512(a) of Regulation S-K. Refer to Rule 415(a)(1)(viii) of the Securities Act.

In response to the Staff's comment, the undertakings required by Item 512(a) of Regulation S-K have been included in Amendment No. 1.

Exhibit Index

48. Please file the private letter ruling Gyrodyne received from the IRS. Refer to Item 601(b)(8) of Regulation S-K.

In response to the Staff's comment, the private letter ruling has been included as an exhibit to Amendment No. 1.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2526 or my colleague, Timothy M. Fesenmyer, at (212) 735-2854.

Sincerely, /s/ Thomas H. Kennedy Thomas H. Kennedy
cc:	Frederick C. Braun III Gyrodyne Company of America, Inc.

Timothy M. Fesenmyer
Skadden, Arps, Slate, Meagher & Flom LLP

Alon Y. Kapen
Farrell Fritz, P.C.